                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (Amendment No. 1 )


                                 NAM Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62872L 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                           Camhy Karlinsky & Stein LLP
                            1740 Broadway, 16th Floor
                            New York, New York 10019
                                 (212) 977-6600
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 18, 1998
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

_______________________________________________________________________________

CUSIP No. 62872L 10 8              SCHEDULE 13D               Page 2 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
             Roy Israel

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       1,143,236 shares (see Item 5)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       1,143,236 shares (see Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,236 shares (see Item 5)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES* (see Item 5)                               [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.69%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
            IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE. RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

_______________________________________________________________________________

CUSIP No. 62872L 10 8              SCHEDULE 13D              Page 3 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
             Carla Israel

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       61,903 shares (see Item 5)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       61,903 shares (see Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          79,653 shares (see Item 5.)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.32%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
             IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             -------------------
                                                               Page 4 of 6 Pages
                                                             -------------------
Item 1. Security and Issuer

        This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of NAM Corporation (the "Company"). The Company's principal executive offices are located at 1010 Northern Boulevard, Suite 336, Great Neck, New York 11021.

Item 2. Identity and Background

        This report is being filed by Roy Israel and Carla Israel. The business address for both individuals is 1010 Northern Boulevard, Suite 336, Great Neck, New York 11201. Mr. Israel is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company. Mrs. Israel is the Secretary of the Company. Mr. and Mrs. Israel are spouses.

        During the last five years, neither Mr. Israel nor Mrs. Israel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. and Mrs. Israel are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        Mr. Israel acquired 1,135,236 shares of Common Stock as a foundation shareholder. On December 28, 1998 Mr. Israel purchased 2,000 shares of Common Stock, at a price of $1.0625 per share. On December 31, 1998 Mr. Israel purchased 1,000 shares of Common Stock, at a price of $1.125 per share. On January 7, 1999 Mr. Israel purchased 5,000 shares of Common Stock, at a price of $1.375 per share. All purchases were made from Mr. Israel's personal funds. Mr. Israel has the option, granted to him under the Company's Amended and Restated 1996 Stock Option Plan (the "Plan"), to purchase 60,000 shares of Common Stock at exercise prices ranging from $1.79 to $2.25 per share. 30,000 of such options vested on September 18, 1998 and 30,000 of such options vested on September 18, 1999. 105,000 options to purchase shares of Common Stock shall vest on November 18, 1999 at exercise prices ranging from $1.375 to $1.5125. Mr. Israel acquired, out of personal funds, warrants, at $0.125 each, to purchase 5,000 shares of Common Stock, on December 31, 1998 and warrants, at $0.187 each, to purchase 2,000 shares of Common Stock, on January 7, 1999. All of such warrants are currently exercisable.

        The source and the amount of funds or other consideration used by Mrs. Israel to acquire 61,903 shares of Common Stock were personal funds. Mrs. Israel received options to purchase 35,500 shares of Common Stock on November 18, 1998 which are not currently exercisable. 17,750 of those options shall vest on November 18, 1999 at an exercise price of $1.375 per share and the remaining 17,750 shall vest on November 18, 2000 at an exercise price of $1.375 per share.


Item 4. Purpose of Transaction

        (i)  Mr. Israel purchased: 2,000 shares of Common Stock on
                                    December 28, 1998;
                                   1,000 shares of Common Stock on
                                    December 31, 1998;
                                   5,000 shares of Common Stock on
                                    January 7, 1999.

        (ii) Mr. Israel acquired warrants to purchase 5,000 shares of Common Stock on December 31, 1998 and warrants to purchase 2,000 shares of Common Stock on January 7, 1999, each of which is currently exercisable.

                                                             -------------------
                                                               Page 5 of 6 Pages
                                                             -------------------

        (iii) The number of shares held by Mr. Israel was described in error in the original filing on Form 13D. Mr. Israel was described as being an indirect beneficial owner of 114,436 shares held by the Roy Israel Irrevocable Trust. Such shares are not held by this trust. Mr. Israel is in fact a direct beneficial owner of those shares and this amendment is being filed to correct such error.

        (iv) The number of shares held indirectly by Mrs. Israel was described in error in the original filing on Form 13D. Mrs. Israel was described as being an indirect beneficial owner of 1,050,800 shares of Common Stock, beneficially owned by Mr. Israel. Mr. Israel was in fact a direct beneficial owner of 1,165,236 shares of Common Stock, and therefore, Mrs. Israel was in fact an indirect beneficial owner of such 1,165,236 shares of Common Stock, at that time. This amendment is being filed in part to correct such error.

Item 5. Interest in Securities of the Issuer

  A. (i) Mr. Israel has beneficial ownership of 1,315,236 shares of Common Stock, or 36.69% of the outstanding Common Stock. 1,143,236 shares are owned directly by Mr. Israel. Mr. Israel owns options to purchase 165,000 shares of Common Stock and warrants to purchase 7,000 shares of Common Stock each of which are exercisable within 60 days. In addition, Mr. Israel is an indirect beneficial owner of 79,653 shares owned by Mrs. Israel. If the shares which Mr. Israel indirectly owns are included, Mr. Israel has beneficial ownership of 1,394,889 shares or 38.71% of the outstanding. Mr. Israel disclaims beneficial ownership for the shares owned by Mrs. Israel. Mr. Israel also holds options to purchase 105,000 shares of Common Stock, such options are not currently exercisable.

   (ii) Mr. Israel has the sole right to vote 1,143,236 shares of Common Stock.

   (iii) Mr. Israel has not effected any transactions in the securities reported on during the past 60 days.

   (iv) Mr. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

   (v) Not applicable.

  B. (i) Mrs. Israel has beneficial ownership of 79,653 shares of Common Stock or 2.32% of the outstanding Common Stock. 61,903 shares of Common Stock are owned directly by Mrs. Israel. Mrs. Israel owns options to purchase 35,500 shares of Common Stock which are not currently exercisable. 17,750 of such options shall vest on November 18, 1999. In addition Mrs. Israel is an indirect beneficial owner of 1,315,236 shares of Common Stock owned by Mr. Israel (inclusive of options to purchase 30,000 shares of Common Stock which vested on September 18, 1998, options to purchase 30,000 shares of common stock which vested on September 18, 1999 and options to purchase 105,000 shares of common stock which will vest on November 18, 1999). Mrs. Israel disclaims beneficial ownership for shares owned by Mr. Israel.

   (ii) Mrs. Israel has the sole right to vote 61,903 shares of Common Stock.

   (iii) Mrs. Israel has not effected any transactions in the Securities reported on during the past 60 days.

   (iv) Mrs. Israel does not know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

   (v) Not applicable.

                                                             -------------------
                                                               Page 6 of 6 Pages
                                                             -------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Mrs. Israel has executed an agreement by which she has agreed to vote her 61,903 shares of Common Stock in the same manner as Mr. Israel votes his shares of Common Stock.

        Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Israel and any other person or between Mrs. Israel and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

        Exhibit A - Letter Agreement of Carla Israel*






Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              September 29, 1999

                                                              /s/ Roy Israel
                                                              ------------------
                                                              Roy Israel

                                                              September 28, 1999


                                                              /s/ Carla Israel
                                                              ------------------
                                                              Carla Israel

- --------
* Incorporated by reference to the original filing by Mr. Israel on Form 13D, dated September 29, 1998.